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EXHIBIT 16

Securities and Exchange Commission
Washington, D.C. 20549


October 10, 2000


Ladies and Gentlemen:

We were previously principal accountants for Philadelphia Suburban Corporation and, under the date of January 31, 2000, we reported on the consolidated financial statements of Philadelphia Suburban Corporation and subsidiaries as of and for the years ended December 31, 1999 and 1998. On October 3, 2000, our appointment as principal accountants was terminated. We have read Philadelphia Suburban Corporation's statements included under Item 4 of its Form 8-K dated October 10, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with Philadelphia Suburban Corporation's statements included in Items 4(a)(iii) and 4(b).

Very truly yours,

/s/ KPMG LLP